Exhibit 77 N


Prudential Core Investment Fund
File number 811-09999


Actions required to be reported pursuant to Rule 2a-7

After DaimlerChrysler (DCX) announced full year results and the details of the turnaround plan, Moody's downgraded the long-term ratings to A3 and the short-term ratings to P-2. The outlook, though officially stable, reads rather negative. S&P also took action lowering the long-term ratings to A- and the ST rating to A-2, with a negative outlook.